Enviro Water Minerals Company, Inc.



Annual Report

2023

Annual Report 2023

Throughout this document, mentions of EWM refer to Enviro Water Minerals Company, Inc. a limited liability company, formed on March 1, 2013 in Texas (the "Company"). The Company's physical address is 9950 Cypresswood Drive, Suite 330, Houston, Texas 77070.

You may contact the Company by emailing inquiries@envirowaterminerals.com. This annual report is posted on the Company's website: https://envirowaterminerals.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Enviro Water Minerals Company, Inc. ("EWM" or "Company") is a corporation formed on March 1, 2013, in Texas. The Company's physical address is 9950 Cypresswood Drive, Suite 330, Houston, Texas 77070. The Company's web site may be accessed at https://envirowaterminerals.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

J. Hubble Hausman

Board positions with Enviro Water Minerals Company, Inc.

Dates	Position	Principal Occupation
March 1, 2013 Present	Board Member Chairman	Co-Founder of EWM; Orchestrator of the Company's business strategy; Over twenty years project management, financial analysis, business planning; Prior investment banker.

Positions with Enviro Water Minerals Company, Inc.

Dates	Position	Responsibilities
April 25, 2024 – Present	Advisor	Advisor to board on matters related to the Company.

Dates	Position	Responsibilities
January 1, 2023 – April 25, 2024	CFO	Responsible for financial aspects of the business.

Dates	Position	Responsibilities
March 1, 2013 - – January 1, 2023	Founder, CEO	Responsible for business and other aspects of the Company.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
January 1, 2023 – Present	Maxi, Inc. (GP for Hausman Interests)	President

Dates	Organization	Title, Principal Business, and Responsibilities
January 1, 2012– 12/31/2022	Maxi, Inc. (GP for Hausman Interests)	Vice President

Carey Hausman

Board positions with Enviro Water Minerals Company, Inc.

Dates	Position	Principal Occupation
March 1, 2013 Present	Board Member	Mr. Hausman is a successful investor and real estate developer. He served as President of Maxi, where under his tenure the value of the assets under management plus cash distributions to partners more than quadrupled. He also practiced as a former veterinarian for many years and as an entrepreneur veterinary hospital owner/operator. He is one of the original investors in Enviro Water Minerals.

Positions with Enviro Water Minerals Company, Inc.

Dates	Position	Responsibilities
None		

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
January 20, 2023 – Present	Maxi, Inc. (GP for Hausman Interests)	Director

Dates	Organization	Title, Principal Business, and Responsibilities
April 1, 2002 – January 20, 2023	Maxi, Inc. (GP for Hausman Interests)	President

Tommy Lott

Board positions with Enviro Water Minerals Company, Inc.

Dates	Position	Principal Occupation
March 1, 2013 - March 27, 2024	Board Member	Mr. Lott is a successful businessman. He is one of the original investors in Enviro Water Minerals. He founded and grew a highly successful food services company that he sold in 2012. Over the course of his career, he has served on many boards of directors including as a director of public bank. Mr. Lott also is a real estate investor and developer, who has acquired, developed and/or sold over 30 residential and commercial properties over six decades.

Positions with Enviro Water Minerals Company, Inc.

Dates	Position	Responsibilities
None		

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
December 1, 2026 – September 30, 2022	Community Bank	Director

Dates	Organization	Title, Principal Business, and Responsibilities
January 1, 1994 - Present	The Beldon Friendswood LLC	Member

Sherry Lott

Board positions with Enviro Water Minerals Company, Inc.

Dates	Position	Principal Occupation
March 27, 2024 – Present	Board Member	Sherry is a successful executive, attorney, and judge. She was Vice President for Ayrshire Corporation, a land development and commercial developer in Houston, Los Angeles and New Orleans, for 25 years and also has served as Associate Judge for Municipal Courts including City of Houston, Hedwig Village, and Hunters Creek. Sherry was the first Judge appointed by Mayor Lainer (subsequent Mayors appointing Sherry include: Mayors White, Brown, Parker, and Turner). Sherry also is a previous board member and officer of the Warwick Towers and of the Wallis State Bank.

Positions with Enviro Water Minerals Company, Inc.

Dates	Position	Responsibilities
None		

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
May 28, 2013 – Present	City of Hedwig Village and City of Hunters Creek Village	Associate Judge

Lane Brostrom

Board positions with Enviro Water Minerals Company, Inc.

Dates	Position	Principal Occupation
March 1, 2013 - January 26, 2024	Board Member	Dr. Brostrom has a Physics and an MBA from UCLA. He is a serial entrepreneur, and he is focused on three companies: EWM, HDL, and Cmxtwenty. LinkedIn: https://www.linkedin.com/in/lane-brostrom- b37b1/

Positions with Enviro Water Minerals Company, Inc.

Dates	Position	Responsibilities
November 10, 2017 – December 31, 2017	Vice President – Commissioning and Development	Assist Commissioning of El Paso Plant

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
January 1, 2008 – December 2023	Cmxtwenty	Chairman and CEO

Dates	Organization	Title, Principal Business, and Responsibilities
May 1, 2015 – December 2023	HDL Diagnostics, Inc.	Chairman of Board

Sue Snyder

Board positions with Enviro Water Minerals Company, Inc.

Dates	Position	Principal Occupation
April 25, 2024	Board Member	Sue is an experienced attorney and business leader. She has a degree in civil and environmental engineering and has over thirty years of experience related to business leadership, legal, environmental, water, contract development, and client interactions. She has worked with some of the leading edge water clients as a partner in one of the U.S. 's leading international law firms. Sue brings insights into practical project development along with environmental understanding from a technical and operational aspect. She has developed new endeavors in over twenty countries and has been instrumental in public-private endeavors, including leading the largest U.S. incentive program for a new facility. She has taught environmental and business law at one of the largest universities and has been a leader in many business and legal organizations. LinkedIn: https://www.linkedin.com/in/sue-snyder/

Positions with Enviro Water Minerals Company, Inc.

Dates	Position	Responsibilities
April 25, 2024 – Present	Advisor	Advise board as requested.

Dates	Position	Responsibilities
January 1, 2023 – April 24, 2024	CEO	General management of company, intellectual property, and business development.

Dates	Position	Responsibilities
May 1, 2017 – December 31, 2022	COO, Secretary of Board	General operations, intellectual property, and business development.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
October 1, 2017 - Present	Sue Snyder Law, PLLC	Managing Member

Dates	Organization	Title, Principal Business, and Responsibilities
July 4, 2023 – Present	Selman, Munson & Learner	Of Counsel

Paul Wallace

Board positions with Enviro Water Minerals Company, Inc.

Dates	Position	Principal Occupation
None		Paul co-founded EWM in 2012 and is the inventor of EWM's innovative processes. He has more than 30 years' experience in research, technology innovation, project management, and business development roles. He has over 50 patents to his credit and is one of the main inventors of clean coal gasification, under which large plants were built around the world. He has worked with large and successful process technology firms including GE, Texaco, and Chevron, where he served in a variety of roles including developing and designing energy, water and treatment projects. He has also been a key player for smaller technology companies where his innovative and entrepreneurial capabilities have served him well. His diverse technical background provides him

with the unique insight to combine water treatment, chemical production and combined heat and power technologies into a high-efficiency, economically viable, minerals recovery process. LinkedIn: https://www.linkedin.com/in/paul-wallace-a599b775/

Positions with Enviro Water Minerals Company, Inc.

Dates	Position	Responsibilities
March 1, 2013 – April 24, 2024	CTO	Advisor to board on matters related to the Company.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
See above.		

Samuel K. (Kim) Fletcher

Board positions with Enviro Water Minerals Company, Inc.

Dates	Position	Principal Occupation
None		

Positions with Enviro Water Minerals Company, Inc.

Dates	Position	Responsibilities
October 1, 2014 - Present	VP of Sales and Marketing	Kim has approximately fifty years of chemical market experience and client relationship management with global companies. This experience includes direction of sales teams, customer service groups, R&D teams, transportation and distribution functions, plant-operating groups. His affiliations in the chemical industry include service with Mobil Oil's chemical purchasing group, with Diamond Shamrock Chemical Corp in sales, with SSC in Atlanta, with Pioneer Chlor-Alkali Company, and with Olin Chlor Alkali Co and Martin Product Sales Co. He is instrumental in performing in-depth market analyses to determine viability for sale of chemical and mineral by-products, as well as partner outreach and relationship development.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
See above.		

Craig Pedersen

Board positions with Enviro Water Minerals Company, Inc.

Dates	Position	Principal Occupation
None		

Positions with Enviro Water Minerals Company, Inc.

Dates	Position	Responsibilities
June 1, 2013 – Present	Senior Vice President	Craig Pedersen has more than forty years of experience with both public and private sector water providers and communities. He has run a large diversified office for an international engineering, environmental services, and construction company (URS, now AECOM), developed a new water business line for a major region of the U.S., and served as the CEO of a state agency that did state water planning for the state of Texas, which provided financial assistance for water supply and water treatment projects. He is the author of record for three State of Texas water plans (a multi-year effort serving hundreds of communities) and has extensive experience in the water industry. LinkedIn: https://www.linkedin.com/in/craig-pedersen-0922a76a/

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
September 1, 2022 – Present	Craig D. Pedersen Consulting	Leadership Development

Dates	Organization	Title, Principal Business, and Responsibilities
January 1, 2014 – June 1, 2022	LBJ School of Public Affairs	Lecturer/Inaugural Director/Interim Director

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Hausman Interests, Ltd. owns 4,031,935 shares of common stock, representing a voting power of approximately 35%. Tommy Lott Trust and Sherry Lott Trust owns 4,031,935 shares of common stock, representing a voting power of approximately 35%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Enviro Water Minerals Company, Inc. ("EWM" or the "Company") is a water technology company focusing on game-changing water solutions that provide public, economic, and environmental benefits. EWM's Full Recovery Desalination® process technology is applicable to many industries and allows clients to profitably recover minerals contained in a variety of salty water sources (e.g., waters derived from desalination plants, oil & gas production, mining, and other industrial activities) and allows the clients to eliminate the liquid and most solid waste disposal related to these sources. Utilizing existing commercially available technologies in unique and innovative configurations, EWM's processes separate the water contaminants from the salty waters to produce high-purity, industrial-grade mineral products and chemicals that are valuable in commercial markets. The income the clients produce from selling these products outweighs the extraction costs, making this a profitable water-mining process technology. Additionally, all contaminants are extracted from the water streams, leaving only clean water in addition to the chemical products and minerals; thereby alleviating the discharge of this water as a waste and the associated environmental hazards of such discharge. EWM files patents to protect its unique process solutions and has patents granted and/or in the review process in the U.S. and internationally. The Company's flow schemes utilize only commercially proven equipment for which OEMs offer performance guarantees, thereby ensuring the integrity of the solution. Examples of equipment used in EWM's flow schemes include membranes, clarifiers, electrodialysis, and ion exchange. The Company is technology agnostic and benefits from improved developments and performance of these units as they become available.

EWM has always employed an asset-light business model that does not require significant infrastructure to support itself. EWM's assets have always been its intellectual property. In prior years, EWM has offered consulting services including performing screening studies, feasibility studies, and other consulting to have short-term income. Due to the resignation of Paul Wallace (the Company's CTO) on April 24, 2024, the Company now does not have capacity to perform consulting. It is looking at other ways to have this work done with perhaps outside help. Because of this change, EWM became even more asset light by turning all remaining employees into hourly workers and to move the management of the company to the board. In doing this, the prior CEO was admitted to the board for consistency and the prior CFO was already on the board. Hence, except for the CTO, who resigned, the board has the consistency needed to continue.

5. How many employees does the Company currently have? (§ 227.201(e))

At 2023 year end, the Company had five employees. It currently has four employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions. The common stock of the Company will not be registered under the Securities Act of 1933 (the "Securities Act") in reliance on the exemption from registration afforded by Section 4(a)(6) of the Securities Act, nor will the common stock be registered under any state securities laws in reliance upon exemptions from registration there under. Because the common stock has not been registered, purchasers will be subject to certain restrictions. A purchaser must hold his or her shares indefinitely and may not sell, transfer, pledge or otherwise dispose of them without registration under the Securities Act and other applicable laws or the availability of an exemption from registration. If a purchaser desires to dispose of shares in reliance upon an exemption, he or she may be required to provide the Company with a legal opinion, in form and substance satisfactory to the Company and its counsel, that registration is not required. Accordingly, a purchaser must be willing to bear the economic risk of investment in the shares for an indefinite period of time. The Company has no obligation to register the Common Stock and purchasers of shares in the Offering will not have the right to include their shares in any registration statements which the Company may file. Currently, there is no market in the common stock of the Company. It is unlikely that a market for the common stock having the desired characteristics of depth, liquidity and orderliness will develop in the foreseeable future. In any event, there can be no assurance that if an active market ever develops after the offering, investors in the common stock will be able to resell their common stock at or above the offering price. As a result, investors who purchase shares in connection with the offering may experience substantial difficulty in selling such securities and selling is also restricted in accordance with transfer restrictions. Consequently, the shares of common stock offered hereby should be purchased only by investors having no need for liquidity in their investment, who can hold the shares for an indefinite period of time and who can absorb the complete loss or a substantial loss of value of this investment.

2. Future fundraising may affect the rights of investors. In order to expand, the Company may raise funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company. We are developing a new technology, and we will incur additional losses before we

earn profits. We may need additional investment from sources such as this offering to fund future operations or we may not be able to continue as a going concern. The Company may require amounts of additional capital, likely diluting any investor's ownership interest, and the Company cannot predict if it will be successful in any of its future capital raising initiatives.

3.   Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

4.   We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may reduce our market size. Furthermore, a global crisis might make it harder to diversify.

5.   No governmental agency has reviewed the Company's prior offering, and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

6.   Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

7.   The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

8.   The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

10.   We are highly dependent on the development and implementation of our intellectual property. Given the recent resignation of our CTO we will have more difficulty in obtaining business. As previously noted, our future business and results of operations depend in significant part upon the continued contributions of our CTO and losing those services or if we are not able to attract and retain skilled employees or consultants to perform the CTO work and other consulting work, we could be even more adversely affected and the development of our business plan will be impacted and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations. During the last year, we had the resignation of two board members due to personal

matters (health, etc.). We have replaced those two board members with others knowledgeable about the Company. The Company is dependent upon the services on a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly skilled employees may adversely affect its business and future operations. We do not at this time have the ability to replace the CTO's expertise and hence, if not replaced, it would have a significant impact on the business.

11.   Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies, or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses. We are developing a new technology, and we will incur additional losses before we earn profits. We may need additional investment from sources such as this offering to fund future operations or we may not be able to continue as a going concern. The Company may require amounts of additional capital, likely diluting any investor's ownership interest, and the Company cannot predict if it will be successful in any of its future capital raising initiatives. Furthermore, the Company has in the past and may continue to delay payment of wages due to conditions, which may impact the retention of employees as delineated in item 10 above.

12.   Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. We are an early-stage company that is developing new technologies. We hope the market accepts our products as differentiated in a competitive marketplace. There is a risk we may not succeed. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

13.   Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

14.   You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

15.   Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

16.   Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

17.   Future Offerings. We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

18.   Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, patent filings and trade secret law to protect our intellectual property in the United States and abroad. Consideration of invention, location, cost will affect the type, if any, protection we seek and in which countries protection will be sought. We seek to protect our documentation and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed, or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. Moreover, the rights granted under any patents issued or that may be issued in the future may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies now or in the future. In addition, our granted patents may not prevent misappropriation of our technology, particularly in foreign countries where intellectual property laws may not protect our proprietary rights as fully as those in the United States. This may render our patents impaired or useless and ultimately expose us to currently unanticipated competition We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information,

intellectual property, or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability. Third parties could claim that our technology infringes their proprietary rights. In addition, we or our customers may be contacted by third parties suggesting that we obtain a license to certain of their intellectual property rights they may believe we are infringing. We expect that infringement claims against us may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility or success, we believe that we will face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment against us could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms, or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our future business. Third parties may also assert infringement claims against our customers which may require us to initiate or defend protracted and costly litigation on their behalf in one or more jurisdictions, regardless of the merits of these claims. If any of these claims succeeds, we may be forced to pay damages on behalf of our customers. For example, an entity made unsubstantiated patent and trade secret theft and infringement claims against EWM and others in 2020. Despite EWM's innocence, it incurred significant expenditures to defend itself. EWM agreed to a settlement because the cost is lower than pursuing the litigation in court and because EWM values the proposed covenants by Hunton Energy to not file future claims against EWM or others with a license to the Company's technology. The matter was settled in July 2023.

19.   Our business centers around process technology. We do not make or manufacture any equipment that will be used in our processes. Hence, the reliability, availability, cost, and other attributes of the equipment are not in our control. Certain licensees may fail at getting the process to work and/or equipment used by the licensees for our process may fail. This results not only in loss license revenue but also has resulted in and will possibly in the future result in negative articles and reputation harm even without our involvement in the ownership, operation, or provision of equipment. This risk is inherent in process technology where the process is the invention, not the equipment. We endeavor to keep a list of equipment vendors that have been successful and those who have not with our process, but new vendors may fail, and old vendors also have the potential to fail. The El Paso project has transferred ownership twice and has articles noting the delay, decrease in value and potential issues in getting the facility operational. This has caused concern among some potential customers and any future delays, lost investments or problems related to an entity that has licensed our process does have the ability to affect the Company's customer base and opportunities, if any.

20.   Competition. The water industry is highly competitive, and many – if not most – of our competitors have substantially greater capital resources, design, and development staffs and,

facilities than we have. Furthermore, those entities that can fund, owner and operate a plant that will use our technology are limited due to size of the investment for a plant and the potential lack of competent workers to operate the plant. Because our technology integrated water desalination with mineral extraction, typically, the workforce involved in these industries have worked in one or the other, not both, further limiting potential worker availability.

21.   Insurance and Uninsured Risks. The Company's business is subject to a number of risks and hazards generally, including regulatory environment, capital market and other environmental issues. Such occurrences could result in damage to future income to the Company, delays in revenue, monetary losses, and possible legal liability. Although the Company may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks. The Company also may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, consolidated financial performance, and results of operations.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common stock	20,000,000	11,604,843	Yes	
Preferred Stock	1,000,000	0	No	
Option Pool	1,050,000			

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, a majority of shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority of shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The offering price of the shares of the Company's common stock that was issued in 2023 was determined by the Board of Directors of the Company and does not necessarily bear any relationship to the Company's book value, past or future predicted operating results, financial condition, or other established criteria of value and may not be indicative of the market price of the Common Stock after the offering. Among the factors considered in establishing the price were prevailing market and general economic conditions, the general status of the securities market, the market conditions for new issues of securities, and the demand for securities of comparable companies, any, or all of which could have been incorrectly interpreted.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Enviro Water Minerals Company, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Enviro Water Minerals Company, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

The Company has accounts payable and accrued payroll as shown in the financial statements, but no loans or other indebtedness.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
12/4/2023	Common stock	$113,564	Reg. CF	Working capital
7/21/2022	Common stock	$ 1,115,647	Reg. D, Rule 506(b)	Working capital

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does not apply.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

In the year ended December 31, 2023, the Company raised $113,564 by selling 103,240 shares of common stock. In addition, revenue amounted to $12,500 and the Company submitted amended payroll tax returns to claim a $69,000 refund pursuant to the Employee Retention Tax Credit program. After operating expenses of $648,412, the Company recorded a net loss of $564,127 in the year ended December 31, 2023. The Company ended the year with $20,770 cash. Due to cash constraints, the Company ended the year with $118,538 of accrued payroll.

In the year ended December 31, 2022, the Company raised $1,115,647 by selling 1,115,647 shares of common stock. In addition, revenue amounted to $15,162. After operating expenses of $811,264 and interest expense of $72,085, the Company recorded a net loss of $868,187 in the year ended December 31, 2022.

In the year ended December 31, 2022, revenue decreased by $917,507 to $15,162, from revenue of $932,669 in the year ended December 31, 2021. In the year ended December 31, 2021, the Company had one client that required exclusivity and all revenues came from that one client. Management decided to discontinue the exclusivity contract in 2022 so that it could pursue multiple clients. The Company now offers exclusive territories in its distributor agreements.

In 2023, the Company executed three exclusive distributor agreements, one in the Middle East and North Africa, one in Mexico and one in the Philippines. Each of these agreements has minimum target revenues that the distributor is required to meet if the exclusivity is to remain. Each of these distributors are in violation of their agreements and the Company has the option to cancel the agreements if it deems doing so would be beneficial.

In April 2024 the Company's Chief Technology Officer resigned. The Company maintains ownership of intellectual property it deems valuable and is attempting to secure partnerships and license agreements to monetize it.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Enviro Water Minerals Company, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Enviro Water Minerals Company, Inc. will file a report electronically with the SEC annually and post the report on its web site (https://envirowaterminerals.com) no later than 120 days after the end of each fiscal year covered by the report.

ENVIRO WATER MINERALS COMPANY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

MANAGEMENT'S REPORT

These financial statements have been prepared internally by management. For prior periods, an independent certified public account was hired to review the financial statements. Due to the lack of resources available to the Company at this time, it was unable to hire a firm to review these financial statements.

As discussed in Note 11, the Company's Chief Technology Officer (CTO) resigned in April 2024 and the Company is transitioning to become primarily a licensing company in an attempt to monetize its portfolio of intellectual property. The remaining EWM full-time staff will convert to the position of advisors on April 25, 2024 and will be compensated hourly to work as needed. The company will be run by the board of directors with one of the board members appointed by the board as president and secretary.

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

I certify that the financial statements of Enviro Water Minerals Company, Inc. included in this document are true and complete in all material respects.

Hubble Hausman
CFO, Enviro Water Minerals Company, Inc.

April 24, 2024

As of December 31, 2023
Unaudited

(USD $ in Dollars)		Total
ASSETS		
Bank Accounts	$	20,770
Accounts Receivable	$	69,025
Total Current Assets	$	**89,795**
Intangible Assets	$	349,771
TOTAL ASSETS	$	**439,566**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	$	25,599
Other Current Liabilities	$	118,538
Total Liabilities	$	**144,137**
Stockholders Equity		
Common Stock	$	12,121,299
Additional Paid in Capital	$	1,160
Retained Earnings/(Accumulated Deficit)	$	(11,827,029)
Total Stockholders Equity	$	**295,429**
TOTAL LIABILITIES AND EQUITY	$	**439,566**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2023
Unaudited

(USD $ in Dollars)		Total
Income		
Consulting Income	$	12,500
Div Income		575
Interest Inc		2,210
Other Income	$	69,000
Total Income	$	**84,285**
Expenses		
Employee Salary and Benefits	$	517,617
Other G&A		130,794
Total Expenses	$	648,412
Net Income	$	**(564,127)**

See accompanying notes to financial statements.

ENVIRO WATER MINERALS COMPANY INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

As of December 31, 2023
Unaudited

(in, $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance - December 31, 2022	11,501,602	$1,150	$11,998,710	($11,262,903)	$736,957
Issuance of Stock	103,240	$10	$113,554		$113,564
Stock-based Compensation			$9,035		$9,035
Net income/(loss)				($564,127)	($564,127)
Balance - December 31, 2023	**11,604,842**	**$1,160**	**$12,121,299**	**($11,827,030)**	**$295,429**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2023
Unaudited

(USD $ in Dollars)		Total
OPERATING ACTIVITIES		
Net Income	$	(564,127)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		(56,525)
Accumulated Amortization		34,181
Accounts Payable (A/P)		8,416
Accrued Payroll		118,538
Total Adjustments to Net Income to Net Cash provided by operations:	$	104,610
Net cash provided by operating activities	$	(459,517)
INVESTING ACTIVITIES		
Patents	$	(48,522)
Net cash provided by investing activities	$	(48,522)
FINANCING ACTIVITIES		
Additional Paid in Capital		122,589
Common Stock		10
Net cash provided by financing activities	$	122,599
Net cash increase for period	$	(385,440)
Cash at beginning of period	$	406,210
Cash at end of period	$	20,770

See accompanying notes to financial statements.

ENVIRO WATER MINERALS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023

1.   NATURE OF OPERATIONS

Enviro Waters Minerals Company, Inc. was initially formed on July 9, 2012 in the state of Texas, as a Texas limited liability company. On March 1, 2013, the company was converted from LLC to Texas Corporation. The financial statements of Enviro Waters Minerals Company, Inc. (which may be referred to as the "Company", "EWM", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

Enviro Waters Minerals Company Inc. is a revolutionary and environmentally friendly approach to freshwater production. Full Recovery Desalination extracts the dissolved solids contained in a variety of water sources for beneficial use, leaving potable water for municipal and other uses. Utilizing proven, commercially available technologies in unique and innovative configurations, EWM chemically separates the contaminants into high-purity, industrial-grade mineral products for use in commercial markets. EWM's environmentally sustainable circular economy solution is applicable to many types of salty waters including: seawater, brackish water, produced water, mine tailing, etc. This unique process has not been duplicated and EWM believes is the path to the future.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that we believe are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Enviro Waters Minerals Company, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing consulting services and is working to secure licensing fees.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   ACCOUNTS RECEIVABLE

The Company submitted amended payroll tax returns to claim a $69,000 refund pursuant to the Employee Retention Tax Credit program in June 2023. As of December 31, 2023, the Company has not received the refund.

4.   INTANGIBLE ASSETS

As of December 31, 2023, intangible assets consist of:

As of Year Ended December 31,	2023
Patent	$ 561,872
Intangible assets, at cost	**561,872**
Accumulated amortization	(212,101)
Intangible assets, Net	**$ 349,771**

Amortization expenses for patents for the fiscal year ended December 31, 2023 was in the amount of $34,181.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2023:

Period	Expense
2023	$ (34,181)
2024	(34,181)
2025	(34,181)
2026	(34,181)
Thereafter	(198,706)
Total	**$ (335,430)**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2023, 11,604,842 shares were issued and outstanding.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of Preferred Shares at a $0.0001 par value. As of December 31, 2023, no shares have been issued and are outstanding.

6.   SHARE-BASED COMPENSATION

During 2013, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,050,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.87%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	850,000	$ 0.05	
Granted	-		
Exercised	-		
Expired/Cancelled	(80,000)		
Outstanding at December 31, 2023	770,000	$ 0.05	5.62
Exercisable Options at December 31, 2023	690,000	$ 0.05	5.62

Stock option expense for the year ended December 31, 2023 was $9,035.

7.   OTHER CURRENT LIABILITIES

Accrued Payroll

The Company had $118,538 of accrued payroll as of December 31, 2023.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 consists of the following:

As of Year Ended December 31,	2023
Net Operating Loss	$ (168,335)
Valuation Allowance	168,335
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023 are as follows:

As of Year Ended December 31,	2023
Net Operating Loss	$ (432,089)
Valuation Allowance	432,089
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,844,335 and the Company had state net operating loss ("NOL") carryforwards of approximately $1,844,335. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through April 24, 2024, which is the date the financial statements were available to be issued.

In April 2024 the Company's Chief Technology Officer (CTO) resigned. The Company maintains ownership of intellectual property it deems valuable and is attempting to secure partnerships and license agreements to monetize it. Without the services of its CTO, the Company believes it will need to rely on outsiders for the consulting portion of EWM's services. This makes securing business opportunities for EWM more challenging. Management believes it can streamline the business to become primarily a licensing company and, therefore, reduce the need for in-house hours. Accordingly, the remaining EWM full-time staff will convert to the position of advisors on April 25, 2024 and will be compensated hourly to work as needed. The company will be run by the board of directors with one of the board members appointed by the board as president and secretary.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $564,127, an operating cash flow loss of $459,517, and liquid assets in cash of $20,770, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. There are no assurances that management will be able to generate revenues or raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

ENVIRO WATER MINERALS COMPANY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Enviro Waters Minerals Company, Inc.
Houston, Texas

We have reviewed the accompanying financial statements of Enviro Waters Minerals Company, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 12, 2023
Los Angeles, California

ENVIRO WATER MINERALS COMPANY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	406,210	$	319,860
Acccounts Receivable, net		12,500		124,973
Total Current Assets		**418,710**		**444,832**
Intangible Assets		335,430		324,474
Total Assets	**$**	**754,140**	**$**	**769,306**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	17,183	$	-
Total Current Liabilities		**17,183**		**-**
Promissory Notes and Loans		-		-
Convertible Note		-		289,002
Total Liabilities		**17,183**		**289,002**
STOCKHOLDERS EQUITY				
Common Stock		1,150		1,039
Additional Paid in Capital		11,998,710		10,873,981
Retained Earnings/(Accumulated Deficit)		(11,262,903)		(10,394,716)
Total Stockholders' Equity		**736,957**		**480,304**
Total Liabilities and Stockholders' Equity	**$**	**754,140**	**$**	**769,306**

See accompanying notes to financial statements.

ENVIRO WATER MINERALS COMPANY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 15,162	$ 932,669
Cost of Goods Sold	-	-
Gross profit	15,162	932,669
Operating expenses		
General and Administrative	811,264	1,112,388
Total operating expenses	811,264	1,112,388
Operating Income/(Loss)	(796,102)	(179,719)
Interest Expense	72,085	-
Other Loss/(Income)	-	(96,210)
Income/(Loss) before provision for income taxes	(868,187)	(83,509)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (868,187)	$ (83,509)

See accompanying notes to financial statements.

ENVIRO WATER MINERALS COMPANY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	10,385,955	$ 1,039	$ 10,869,692	$ (10,311,206)	$ 559,524
Stock-based compensation			4,290		4,290
Net income/(loss)				(83,509)	(83,509)
Balance—December 31, 2021	**10,385,955**	**1,039**	**10,873,981**	$ **(10,394,716)**	$ **480,304**
Issuance of Stock	1,115,647	112	1,115,536		1,115,648
Stock-based compensation			9,192		9,192
Net income/(loss)				(868,187)	(868,187)
Balance—December 31, 2022	**11,501,602**	**$ 1,150**	**$ 11,998,710**	**$ (11,262,903)**	**$ 736,957**

See accompanying notes to financial statements.

ENVIRO WATER MINERALS COMPANY INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(868,187)	$	(83,509)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Stock-based compensation		9,192		4,290
Amortization of Intangibles		34,181		31,597
PPP loan forgivness				(83,300)
Worthless Investment Loss				200,000
Changes in operating assets and liabilities:				
Acccounts receivable, net		112,473		77,127
Accounts Payable		17,183		-
Net cash provided/(used) by operating activities		**(695,159)**		**146,205**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(45,137)		(38,176)
Disposal of Membrane Skid				
Net cash provided/(used) in investing activities		**(45,137)**		**(38,176)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		826,646		-
Net cash provided/(used) by financing activities		**826,646**		**-**
Change in Cash		86,350		108,029
Cash—beginning of year		319,860		211,831
Cash—end of year	$	**406,210**	$	**319,860**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	72,085	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		289,002		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

ENVIRO WATER MINERALS COMPANY INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

1.   NATURE OF OPERATIONS

Enviro Waters Minerals Company Inc. was initially formed on July 9, 2012 in the state of Texas, as a Texas limited liability company. On March 1, 2013, the company was converted from LLC to Texas Corporation. The financial statements of Enviro Waters Minerals Company, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

Enviro Waters Minerals Company Inc. is a revolutionary and environmentally friendly approach to fresh water production. Full Recovery Desalination extracts the dissolved solids contained in a variety of water sources for beneficial use, leaving potable water for municipal and other uses. Utilizing proven, commercially available technologies in unique and innovative configurations, EWM chemically separates the contaminants into high-purity, industrial-grade mineral products for use in commercial markets. EWM's environmentally sustainable circular economy solution is applicable to many types of salty waters including: seawater, brackish water, produced water, mine tailing, etc. This unique process has not been duplicated and EWM believes is the path to the future.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $151,165 and $64,745, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Enviro Waters Minerals Company, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earn revenues from providing of management services to fresh water production.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 12, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,		2022		2021
Patent	$	513,350	$	468,213
Intangible assets, at cost		**513,350**		**468,213**
Accumulated amortization		(177,920)		(143,739)
Intangible assets, Net	$	**335,430**	$	**324,474**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2022 and 2021 were in the amount of $34,181 and $31,597, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2022:

Period	Expense
2023	$ (34,181)
2024	(34,181)
2025	(34,181)
2026	(34,181)
Thereafter	(198,706)
Total	$ (335,430)

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 11,501,602 shares and 10,385,955 shares were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of Preferred Shares at a $0.0001 par value. As of December 31, 2022, and December 31, 2021, no shares have been issued and are outstanding.

5.   SHAREBASED COMPENSATION

During 2013, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,050,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	650,000	$	0.05	-
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	650,000	$	0.05	7.04
Exercisable Options at December 31, 2021	650,000	$	0.05	7.04
Granted	200,000	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	850,000	$	0.05	6.04
Exercisable Options at December 31, 2022	750,000	$	0.05	6.04

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 were $9,192 and $4,290, respectively.

6. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Redeem Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
A certain investor	$ 134,423	12.00%	08/15/2020	08/15/2022						16,131	32,262	-	$ 134,423	166,685
A certain investor	$ 134,423	12.00%	08/15/2020	08/15/2022						16,131	32,262	-	$ 134,423	134,423
A certain investor	$ 19,006	12.00%	08/31/2020	08/15/2022						2,281	4,466		$ 19,006	19,006
A certain investor	$ 1,150	12.00%	08/31/2020	08/15/2022						138	270		$ 1,150	1,150
Total					$ -	$ -	$ -	$ -	$ -	$ 32,262	$ 64,524	$ -	$ 289,002	$ 321,264

Convertible Note Conversion

During 2022, the Company converted $289,002 of notes and $69,260 of related accrued interest into 358,262 shares of Common Shares.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (214,990)	$ (48,764)
Valuation Allowance	214,990	48,764
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (382,046)	$ (167,056)
Valuation Allowance	382,046	167,056
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,280,315, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,280,315. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through June 12, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $796,102, an operating cash flow loss of $695,159, and liquid assets in cash of $406,210, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.